October 10, 2019

Todd A. Norbe
President and Chief Executive Officer
BIOLASE, Inc.
4 Cromwell
Irvine, CA 92618

       Re: BIOLASE, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 7, 2019
           File No. 333-233629

Dear Mr. Norbe:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed on October 7, 2019

General

1. It appears that the offering of Series E Participating Convertible Preferred Stock was
       commenced privately. In this regard, we note your disclosure that the preferred stock is being sold directly to existing shareholders who beneficially own, in the aggregate, approximately 60% your outstanding common stock pursuant to a securities purchase agreement and without a placement agent, underwriter, broker or dealer. Accordingly, the offering of preferred stock must be concluded privately. Please remove the preferred stock from the registration statement. By analogy, refer to Securities Act Sections,
       Compliance and Disclosure Interpretations, Question 239.13 for guidance. Todd A. Norbe
BIOLASE, Inc.
October 10, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                           Sincerely,
FirstName LastNameTodd A. Norbe
                                                           Division of
Corporation Finance
Comapany NameBIOLASE, Inc.
                                                           Office of Life
Sciences
October 10, 2019 Page 2
cc:       Michael Carroll, Esq.
FirstName LastName